Supplement, Dated January 16, 1996, to Prospectus/Joint Proxy Statement of Caere Corporation and ViewStar Corporation, Dated December 20, 1995



                  NOTICE TO HOLDERS OF VIEWSTAR PREFERRED STOCK

                   Dissenters' Rights in Caere/ViewStar Merger


         The discussion of dissenters' rights on page 46 of the Prospectus/Joint Proxy Statement states that "holders of ViewStar Capital Stock who did not vote in favor of the Merger may, by complying with Sections 1300 through 1312 of the California Law, be entitled to dissenters' rights as described therein." A similar statement appears on page 9 of the proxy statement. It is also stated (on page 46) that the discussion on pages 46-47 "is not a complete statement of the California Law relating to dissenters' rights, and is qualified in its entirety by reference to Sections 1300 through 1312 of the California Law attached to this Prospectus/Joint Proxy Statement as Appendix C."

         Section 1311 of the California Law, printed on page 5 of Appendix C, provides that the right to receive cash for dissenting shares "does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger."

         ViewStar's Articles of Incorporation provide that, in the event of any merger of the corporation with another corporation, the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the corporation to the holders of ViewStar Common Stock, an amount per share of Preferred Stock equal to the original issue price of such share of Preferred Stock plus (i) an amount equal to 1% of such original issue price multiplied by the number of full months for which such share has been outstanding, plus (ii) any declared but unpaid dividends on such share. ViewStar has never declared any dividends on any of its shares.

         ViewStar believes that all series of ViewStar Preferred Stock fall within the description in Section 1311 of the California Law and that therefore the holders of ViewStar Preferred Stock are not entitled to dissenters' rights to receive cash for their Preferred shares.

         Holders of ViewStar Preferred Stock should also understand that they will not be entitled to dissenters' rights to receive cash for shares of ViewStar Common Stock to be issued upon conversion of ViewStar Preferred Stock after the Record Date. This is because, as stated on page 46 of the Prospectus/Joint Proxy Statement, Dissenting Shares must have been outstanding on the Record Date. Shares of ViewStar Common Stock issued after the Record Date, whether pursuant to conversions of ViewStar Preferred Stock or otherwise, will not satisfy this statutory requirement for Dissenting Shares.